Filed Pursuant to Rule 433
Registration No. 333-202354
ACCELERATED RETURN NOTES® (ARNs®)
	Accelerated Return Notes® Linked to the Common Stock of Apple Inc.	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 12 months
Market Measure	Common Stock of Apple Inc. (the “Underlying Company”) (NASDAQ symbol: AAPL)
Payout Profile at Maturity	● 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value ● 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.90 to $12.30] per unit, a [19% to 23%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000152041216003384/bac-fos27cuivnpufmam_1335.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes.  If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	You will have no rights of a holder of the Market Measure, and you will not be entitled to receive shares of the Market Measure or dividends or other distributions by the issuer of the Market Measure.
●
The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

●	The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BAC’s Central Index Key, or ClK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.